# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Calamos Aksia Hedged Strategies Fund, CIK 0002063706
CUSIP: 12811G306
Title of class of securities: Class I Common Stock
Address of issuer's principal executive offices: 2020 Calamos Ct, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 06/29/2026
Filed by CIK 0001248580
Persons authorized to receive notices and communications: Erik D. Ojala, 2020 Calamos Ct, Naperville, Illinois (IL), 60563, (630) 245-7200

## Reporting persons
- John P Calamos, Sr. (CIK 0001248580): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 950,844.53; sole dispositive power 0; shared dispositive power 950,844.53; aggregate amount beneficially owned 950,844.53 (16.2% of the class)
  Comment: The percentage reflected in Row 13 was calculated based on 5,869,565 total shares of Class I Common Stock outstanding as of 6/30/2026.
- Calamos Advisors LLC (CIK 0001316507): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 11,888.57; sole dispositive power 0; shared dispositive power 11,888.57; aggregate amount beneficially owned 11,888.57 (0.2% of the class)
  Comment: The percentage reflected in Row 13 was calculated based on 5,869,565 total shares of Class I Common Stock outstanding as of 6/30/2026.
- Calamos Family Partners, Inc. (CIK 0001307316): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 938,955.96; sole dispositive power 0; shared dispositive power 938,955.96; aggregate amount beneficially owned 938,955.96 (16% of the class)
  Comment: The percentage reflected in Row 13 was calculated based on 5,869,565 total shares of Class I Common Stock outstanding as of 6/30/2026.

## Item 1. Security and Issuer
Title of class of securities: Class I Common Stock
Name of issuer: Calamos Aksia Hedged Strategies Fund
Address of issuer's principal executive offices: 2020 Calamos Ct, Naperville, Illinois (IL), 60563

## Item 2. Identity and Background
Name of person filing:
John P Calamos, Sr.

Calamos Advisors LLC

Calamos Family Partners, Inc.

Mr. Calamos is the founder, chairman, and Global Chief Investment Officer of Calamos Advisors LLC and is the President of Calamos Family Partners, Inc. Each reporting person disclaims beneficial ownership of the shares held by the other group members, except to the extent of their respective pecuniary interest therein.
Residence or business address:
c/o Calamos Advisors LLC
2020 Calamos Ct
Naperville, IL 60563
Present principal occupation or employment:
John P Calamos, Sr. - United States citizen

Calamos Advisors LLC - Delaware limited liability company

Calamos Family Partners, Inc. - Delaware corporation
Criminal convictions in the last five years: Each Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Each Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
John P Calamos, Sr. - United States

Calamos Advisors LLC - Delaware

Calamos Family Partners, Inc. - Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of June 29, 2026, 938,955 shares of Class I Common Stock were acquired by Calamos Family Partners, Inc. via an in-kind pro rata distribution as part of a reorganization of funds under common control. No consideration was exchanged in the transaction.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons initially acquired and continue to beneficially own the Class I Shares for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of the Issuer. As of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following information is based on 5,869,565 total shares of Class I Common Stock outstanding as of 6/30/2026.

The Reporting Persons beneficially owned 950,844 shares of Class I Common Stock, representing 16.2% of the outstanding shares. Calamos Advisors LLC was the direct beneficial owner of 11,888 shares, and Calamos Family Partners, Inc. was the direct beneficial owner of 938,955 shares.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of the relationship among the Reporting Persons described in Item 2, Calamos Advisors LLC may be deemed to share the power to vote or dispose of 11,888 shares; Calamos Family Partners, Inc. may be deemed to share the power to vote or direct the vote or dispose of 938,955 shares; and Mr. Calamos may be deemed to share the power to direct the vote or direct the disposition with respect to all 950,844 shares.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in this Statement and pursuant to ordinary course reinvestment of dividends, none of the Reporting Persons has effected any transactions in the Class I Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class I Shares reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the joint filing agreement attached hereto as Exhibit 1 and the aforementioned ability of Mr. Calamos to direct the vote and disposition of the Class I Shares directly held by the other Reporting Persons, to the best knowledge of the Reporting Persons, except as set forth herein in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement between the Reporting Persons, dated as of July 7, 2026.

## Signatures
- John P Calamos, Sr.: /s/ John P. Calamos Sr., Self (07/07/2026)
- Calamos Advisors LLC: /s/ John P. Calamos Sr., Global Chief Investment Officer (07/07/2026)
- Calamos Family Partners, Inc.: /s/ John P. Calamos Sr., President (07/07/2026)